Prospectus Supplement To Prospectus Dated June 16, 2011	Filed Pursuant to 424(b)(5) Registration No. 333-172789

$7,525,000
15,050,000 Common Shares
$0.50 per Common Share

    This prospectus supplement relates to the direct offering of 15,050,000 shares of common stock of Silver Bull Resources, Inc. at a price of $0.50 per share.  The aggregate size of the offering is expected to be $7,525,000.  The shares are being sold directly by Silver Bull Resources, Inc. without a placement agent or underwriter.  No placement agent fees or underwriter fees or commissions are being paid with respect to this offering.

    Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and is listed on the NYSE Amex LLC (the “NYSE Amex”) under the symbol “SVBL” and on the Toronto Stock Exchange (the “TSX”) under the symbol “SVB”. The last reported sale price for our common stock on November 29, 2011 was $0.52 on the NYSE Amex and Cdn$0.54 on the TSX.

Investing in our common stock involves risks. For a discussion of the factors you should carefully consider before deciding to purchase our common stock, see “Risk Factors” on page S-4 of this prospectus supplement and page 3 of the accompanying prospectus.

    Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Common Share	Total Offering
Offering Price	$0.50	$7,525,000
Net Proceeds (1)	$0.497	$7,475,000

(1)  We estimate that the total expenses of this offering will be approximately $50,000, which will be paid from the proceeds of the sale of the common shares.

The date of this prospectus supplement is December 1, 2011

    You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein relating to this offering is accurate only as of the date of the document in which the information appears. Our business, financial condition, results of operations and prospects may have changed since that date. Information in this prospectus supplement updates and modifies the information in the accompanying prospectus.

TABLE OF CONTENTS

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
CURRENCY AND EXCHANGE RATE INFORMATION	S-1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-1
SUMMARY	S-3
RISK FACTORS	S-4
USE OF PROCEEDS	S-11
DETERMINATION OF THE OFFERING PRICE	S-11
PRICE RANGE OF SHARES OF COMMON STOCK	S-11
DILUTION	S-12
THE COMPANY	S-13
PRINCIPAL STOCKHOLDERS	S-16
DESCRIPTION OF COMMON STOCK	S-18
PLAN OF DISTRIBUTION	S-19
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS	S-19
EXPERTS	S-21
DOCUMENTS INCORPORATED BY REFERENCE	S-22
WHERE YOU CAN FIND MORE INFORMATION	S-22

Prospectus

PROSPECTUS SUMMARY	1
DOCUMENTS INCORPORATED BY REFERENCE	2
NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
RISK FACTORS	3
USE OF PROCEEDS	11
PLAN OF DISTRIBUTION	11
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	12

  i

ABOUT THIS PROSPECTUS SUPPLEMENT

    This prospectus supplement is part of a “shelf” registration statement that we filed with the SEC on Form S-3, as amended. This prospectus supplement provides specific details regarding this offering, and is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of this offering. The accompanying prospectus provides general information about us, our common stock and certain other securities we may offer from time to time. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the documents incorporated by reference herein, you should rely on this prospectus supplement.

    Before purchasing any securities, you should carefully read both the accompanying prospectus and this prospectus supplement, together with the additional information described in this prospectus supplement under the headings “Where You Can Find More Information” and “Documents Incorporated By Reference.” You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement.

    This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CURRENCY AND EXCHANGE RATE INFORMATION

    Unless otherwise indicated, all references to “$” or “dollars” in this prospectus supplement and the accompanying prospectus refer to United States dollars. References to “Cdn$” in this prospectus supplement and the accompanying prospectus refer to Canadian dollars.

    The noon rate of exchange on November 29, 2011, as reported by the Bank of Canada for the conversion of Canadian dollars to U.S. dollars, was Cdn$1.00 equals $0.97 and, for the conversion of U.S. dollars to Canadian dollars, was $1.00 equals Cdn$1.03.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements include but are not limited to statements and information regarding our plans for the Sierra Mojada Project, and our expected cash needs and anticipated use of proceeds from this offering.

    In this prospectus supplement, we use the words “anticipate,” “continue,” “likely,” “estimate,” “expect,” “may,” “could,” “will,” “projection,” “should,” “believe” and similar expressions (including negative and grammatical variations) to identify forward-looking statements, information and uncertainties. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct. Our actual results could differ materially from those expressed or implied in these forward-looking statements and information as a result of the factors described under “Risk Factors” in this prospectus supplement and other factors set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including:

•	Results of future exploration at our Sierra Mojada Project;

•	Our ability to raise necessary capital to conduct our exploration activities, and do so on acceptable terms;

•	Worldwide economic and political events affecting the market prices for silver, gold, zinc, lead, gold and other minerals which may be found on our exploration properties;

•	Competitive factors, including exploration-related competition;

•	Our inability to obtain required permits;

•	Timing of receipt and maintenance of government approvals;

•	Unanticipated title issues;

•	Changes in tax laws;

•	Weather hazards;

•	Changes in regulatory frameworks or regulations affecting our activities;

•	The amount and nature of future capital and exploration expenditures;

•	The timing of exploration activities;

•	Our ability to retain key management necessary to successfully operate and grow our business; and

•
Political and economic instability in Mexico and other countries in which we conduct our business, and future actions of the governments in such countries with respect to nationalization of natural resources or other changes in mining or taxation policies.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional factors elsewhere in this prospectus supplement, in the accompanying prospectus and in any documents incorporated by reference herein. Many of those factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements or information. These statements speak only as of the date of this prospectus supplement. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements and information attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus supplement.

SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein. This summary does not contain all of the information you should consider before investing in our common stock and is qualified in its entirety by the information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including our historical financial statements and the notes to these financial statements in our most recently filed annual report on Form 10-K, as amended, for the fiscal year ended October 31, 2010, our quarterly report on Form 10-Q for the fiscal quarter ended January 31, 2011, our quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2011, and our quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2011. You should also carefully consider the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement before deciding to invest in our common stock.

All references to “Silver Bull Resources,” “our,” “we,” or “us” are to Silver Bull Resources, Inc., including its subsidiaries and predecessors, except where it is clear that the term refers only to Silver Bull Resources, Inc.

The Offering

The following is a brief summary of certain terms of this offering and is not intended to be complete. It does not contain all of the information that will be important to investors in our common stock. For a more complete description of our common stock, see the section titled “Description of Common Stock” in this prospectus supplement.

Issuer:	Silver Bull Resources, Inc.

Principal Executive Offices:	885 West Georgia Street, Suite 2200, Vancouver, British Columbia, V6C 3E8

Telephone Number:	604-687-5800

Common stock offered by us pursuant to this prospectus supplement:	15,050,000 shares

Common stock outstanding after this offering:	130,160,157 shares (1)

Offering price:	$0.50 per share

Use of proceeds:
If this offering is fully subscribed, we expect to receive net proceeds of approximately $7,475,000, after deduction of offering expenses. No placement agent or underwriter fees or commissions are being paid with respect to this offering. We expect that the net proceeds will be used for the following purposes: (1) approximately $5,300,000 for drilling, metallurgy, and other geological work at the Sierra Mojada project; (2) approximately $1,300,000 for payments required pursuant to option agreements for certain concessions at the Sierra Mojada project; and (3) approximately $875,000 for general corporate purposes.

Market for our common stock:	Our common stock is traded on the NYSE Amex under the symbol “SVBL” and on the TSX under the symbol “SVB”.

Risk factors:
An investment in our common stock is subject to a number of risks. You should carefully consider the information under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and all other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein before deciding to invest in our common stock.

________________________

(1)
The number of shares outstanding after this offering is based on 115,110,157 shares of our common stock outstanding as of November 29, 2011 and assumes that no other changes occur. This does not include 6,329,197 shares issuable upon exercise of options and warrants.

RISK FACTORS

    A purchase of our common stock involves a high degree of risk. Our business, operating or financial condition could be harmed due to any of the following risks. Accordingly, investors should carefully consider these risks in making a decision as to whether to purchase, sell or hold our securities. In addition, investors should note that the risks described below are not the only risks facing us. Additional risks not presently known to us, or risks that do not seem significant today, may also impair our business operations in the future. You should carefully consider the risks described below, as well as the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein before making a decision to invest in our common stock.

RISKS RELATED TO OUR BUSINESS:

We are an exploration stage mining company with no history of operations.

    We are an exploration stage enterprise engaged in mineral exploration in Mexico and Gabon, Africa. We have a very limited operating history and are subject to all the risks inherent in a new business enterprise. As an exploration stage company, we may never enter the development and production stages. To date we have had no revenues and have relied upon equity financing to fund our operations. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an exploration stage business, and the competitive and regulatory environment in which we operate and will operate, such as under-capitalization, personnel limitations, and limited financing sources.

We have no commercially mineable ore body.

    No commercially mineable ore body has been delineated on our Sierra Mojada, Coahuila, Mexico Project (the “Sierra Mojada Project”) or on our exploration licenses in Gabon, Africa, nor have our properties been shown to contain proven or probable mineral reserves. SRK Consulting (Canada) Inc. recently completed a technical report on the silver mineralization of the “Shallow Silver Zone” at the Sierra Mojada Project. We cannot assure you that any mineral deposits we identify on the Sierra Mojada Project, in Gabon or on another property will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of silver or other minerals from discovered mineralization will in fact be realized. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Even if the presence of reserves is established at a project, the legal and economic viability of the project may not justify exploitation.

Mineral resource estimates may not be reliable.

    There are numerous uncertainties inherent in estimating quantities of mineralized material such as silver, zinc, lead, and gold, including many factors beyond our control, and no assurance can be given that the recovery of mineralized material will be realized. In general, estimates of mineralized material are based upon a number of factors and assumptions made as of the date on which the estimates were determined, including:

•	geological and engineering estimates that have inherent uncertainties and the assumed effects of regulation by governmental agencies;

•	the judgment of the engineers preparing the estimate;

•	estimates of future metals prices and operating costs;

•	the quality and quantity of available data;

•	the interpretation of that data; and

•	the accuracy of various mandated economic assumptions, all of which may vary considerably from actual results.

    All estimates are, to some degree, uncertain. For these reasons, estimates of the recoverable mineral resources prepared by different engineers or by the same engineers at different times, may vary substantially. As such, there is significant uncertainty in any mineralized material estimate and actual deposits encountered and the economic viability of a deposit may differ materially from our estimates.

Our business plan is highly speculative and its success largely depends on the successful exploration of our Sierra Mojada concessions.

    Although we hold exploration licenses in Gabon, our business plan is focused on exploring the Sierra Mojada concessions to identify reserves, and if appropriate, to ultimately develop this property. Further, although we have recently reported mineralized material on our Sierra Mojada Project, we have not established any reserves and remain in the exploration stage. We may never enter the development or production stage. Exploration of mineralization and determining whether the mineralization might be extracted profitably is highly speculative, and it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ore and to construct mining and processing facilities.

    The Sierra Mojada Project is subject to all of the risks inherent in mineral exploration and development. The economic feasibility of any mineral exploration and/or development project is based upon, among other things, estimates of the size and grade of mineral reserves, proximity to infrastructures and other resources (such as water and power), anticipated production rates, capital and operating costs, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits, and the ability to raise further capital to fund activities. There can be no assurance that we will be successful in overcoming these risks. Because of our focus on the Sierra Mojada Project, the success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to the Torreon, Mexico region, as the Sierra Mojada Project is located 250 kilometers north of this area.

Due to our history of operating losses, we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives.

    During the years ended October 31, 2009 and October 31, 2010 and during the nine months ended July 31, 2011, we suffered net losses of $4,724,110, $9,405,490 and $6,571,979 (unaudited), respectively. At July 31, 2011, we had stockholders’ equity of $39,479,998 (unaudited) and working capital of $6,379,500 (unaudited). Significant amounts of capital will be required to continue to explore and potentially develop the Sierra Mojada concessions. We are not engaged in any revenue producing activities and we do not expect to do so in the near future. Currently our sources of funding consist of the sale of additional equity securities, entering into joint venture agreements or selling a portion of our interests in our assets. There is no assurance that any additional capital that we will require will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration of our projects. Additional financing, if available, will likely result in substantial dilution to existing stockholders.

We may have difficulty meeting our current and future capital requirements.

    Our management and our board of directors monitor our overall costs and expenses and, if necessary, adjust our programs and planned expenditures in an attempt to ensure we have sufficient operating capital. We continue to evaluate our costs and planned expenditures for our on-going exploration efforts at our Sierra Mojada Project. We raised in excess of $3 million during our 2010 fiscal year, increased our cash and cash equivalent assets by approximately $14.58 million through the merger transaction with Dome Ventures Corporation (“Dome”) that occurred in April 2010, and raised approximately $5 million in a private placement in 2011. However, the continued exploration and development of the Sierra Mojada Project will require significant amounts of additional capital. In addition, in the event AngloGold funds its exploration commitment under the joint venture agreements with Dome, we may require additional capital to further our interests in Gabon. As a result, we may need to explore raising additional capital during fiscal 2012 and beyond so that we can continue to fully fund our planned activities. The extraordinary conditions in the global financial and capital markets have currently limited the availability of this funding.  If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all.  Moreover, as a result of a late Form 8-K filing in 2011, we may not be eligible to use our “shelf” registration statement during the majority of 2012.  In that event, our ability to quickly access U.S. capital markets will be somewhat constrained.  If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and exploration activities will be adversely impacted.

Our exploration activities require significant amounts of capital that may not be recovered.

    Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts. The cost of minerals exploration is often uncertain and cost overruns are common. Our drilling and exploration operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements, including permitting issues, and shortages or delays in the delivery of equipment and services.

We primarily rely on a third party to fund the exploration of our interests in Gabon, Africa.

    In October 2009, Dome, which became our wholly owned subsidiary in April 2010, entered into two joint venture agreements with AngloGold for the exploration of its Ndjole and Mevang exploration licenses in Gabon. In addition, Dome entered into a separate joint venture agreement with respect to a license held by a third party - the Ogooue license. Prior to Dome entering into the joint venture agreement with respect to its license, it was not engaged in active exploration operations on its Gabon licenses. The terms of the joint venture agreements require AngloGold to fund the initial (and current) exploration costs of two of our exploration licenses in order to earn an interest in the project. Should AngloGold elect not to fund the exploration commitments under the joint venture agreements, the entire interest in the licenses would revert to Dome and the joint venture will cease. Accordingly, we may have to temporarily or permanently scale back exploration of our Gabon licenses and/or attempt to identify another third party to fund the exploration efforts. Alternatively, we could suspend our exploration activities in Gabon altogether.

Our financial condition could be adversely affected by changes in currency exchange rates, especially between the U.S. dollar and the Mexican peso given our focus on the Sierra, Mojada Project.

    Our financial condition is affected in part by currency exchange rates, as portions of our exploration costs in Mexico and Gabon are denominated in the local currency. A weakening U.S. dollar relative to the Mexican peso will have the effect of increasing exploration costs while a strengthening U.S. dollar will have the effect of reducing exploration costs. The Gabon local currency is tied to the Euro. Some of our exploration activities in Mexico are tied to the peso. The exchange rates between the Euro and the U.S. dollar and between the peso and U.S. dollar have fluctuated widely in response to international political conditions, general economic conditions and other factors beyond our control. Although we seek to mitigate exposure to the U.S. dollar by holding a majority of our cash balances in Canadian dollars, there is no assurance that the Canadian dollar will appreciate vis-à-vis other currencies.

THE BUSINESS OF MINERAL EXPLORATION IS SUBJECT TO MANY RISKS:

There are inherent risks in the minerals exploration industry.

    We are subject to all of the risks inherent in the minerals exploration industry including, without limitation, the following:

●	we are subject to competition from a large number of companies, many of which are significantly larger than we are, in the acquisition, exploration, and development of mining properties;

●	we might not be able raise enough money to pay the fees and taxes and perform the labor necessary to maintain our concessions in good force;

●
exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, our exploration projects may not result in the discovery of commercially mineable deposits of ore;

●	the probability of an individual prospect ever having reserves that meet the requirements of Securities Act Industry Guide 7 is remote and any funds spent on exploration may be lost;

●
our operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls and we may not be able to comply with these regulations and controls; and

●	a large number of factors beyond our control, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining.

Metals prices are subject to extreme fluctuation.

    Our activities are influenced by the prices of commodities, including silver, zinc, lead, gold, and other metals. These prices fluctuate widely and are affected by numerous factors beyond our control, including interest rates, expectations for inflation, speculation, currency values (in particular the strength of the U.S. dollar), global and regional demand, political and economic conditions and production costs in major metal producing regions of the world.

Our ability to establish reserves through our exploration activities, our future profitability and our long-term viability, depend, in large part, on the market prices of silver, zinc, lead, gold, and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	supply of, and demand for, silver, zinc, lead, gold, and other metals;

•	speculative activities and producer hedging activities;

•	expectations for inflation;

•	political and economic conditions; and

•	supply of, and demand for, consumables required for production.

    Future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could in turn reduce the value of our properties, make it more difficult to raise additional capital, and make it uneconomical for us to continue our exploration activities.

There are inherent risks with foreign operations.

    Our business activities are primarily conducted in Mexico, and we also hold interests in Gabon, and as such, our activities are exposed to various levels of foreign political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression,  extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls and governmental regulations that favor or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

    Changes, if any, in mining or investment policies or shifts in political attitude in Mexico and/or Gabon may adversely affect our exploration and future development activities. We may also be affected in varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

    The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations. In addition, legislation in the U.S., Canada, Mexico and/or Gabon regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition.

Our Sierra Mojada Project is located in Mexico and is subject to various levels of political, economic, legal and other risks.

    The Sierra Mojada Project, our primary focus, is in Mexico. In the past, Mexico has been subject to political instability, changes and uncertainties, which have resulted in changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for us to obtain any required financing for the Sierra Mojada Project or other projects in Mexico in the future. Our Sierra Mojada Project is also subject to a variety of governmental regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

    Our exploration activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Sierra Mojada Project. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect our financial condition. Expansion of our activities will be subject to the need to assure the availability of adequate supplies of water and power, which could be affected by government policy and competing operations in the area.

    The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our financial condition. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration activities with the Sierra Mojada Project or in respect to any other projects in which we become involved in Mexico. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration operations or material fines, penalties or other liabilities.

Title to our properties may be challenged or defective.

    Our future operations, including our activities at the Sierra Mojada Project and other exploration activities, will require additional permits from various governmental authorities. Our operations are and will continue to be governed by laws and regulations governing prospecting, mineral exploration, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, and that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties.

    We attempt to confirm the validity of our rights of title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. The Sierra Mojada property may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There may be valid challenges to the title of any of the claims comprising the Sierra Mojada property that, if successful, could impair development and/or operations with respect to such properties in the future. Challenges to permits or property rights, whether successful or unsuccessful; changes to the terms of permits or property rights; or a failure to comply with the terms of any permits or property rights that have been obtained, could have a material adverse effect on our business by delaying or preventing or making continued operations economically unfeasible.

    A title defect could result in Silver Bull losing all or a portion of its right, title, and interest in and to the properties to which the title defect relates. Title insurance generally is not available, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. We annually monitor the official land records in Mexico City to determine if there are annotations indicating the existence of a legal challenge against the validity of any of our concessions. As of November 2011, there were no such annotations, nor are we aware of any challenges from the government or from third parties.

We are subject to complex environmental and other regulatory risks, which could expose us to significant liability and delay, and potentially the suspension or termination of our exploration efforts.

    Our mineral exploration activities are subject to federal, state and local environmental regulation in the jurisdictions where our mineral properties are located. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that environmental standards imposed by these governments will not be changed, thereby possibly materially adversely affecting our proposed activities. Compliance with these environmental requirements may also necessitate significant capital outlays or may materially affect our earning power.

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. As a result of recent changes in environmental laws in Mexico, for example, more legal actions supported or sponsored by non-governmental groups interested in halting projects may be filed against companies operating in all industrial sectors, including the mining sector. Mexican projects are also subject to the environmental agreements entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement.

Future changes in environmental regulation in the jurisdictions where our projects are located may adversely affect our exploration activities, make them prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the properties in which we currently hold interests, such as the Sierra Mojada Project, or may hold interests in the future, which are unknown to us at present and that have been caused by us or previous owners or operators, or that may have occurred naturally. We may be liable for remediating any damage that we may have caused. The liability could include costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

We may face a shortage of water.

Water is essential in all phases of the exploration and development of mineral properties.  It is used in such processes as exploration, drilling, leaching, placer mining, dredging, testing, and hydraulic mining. Both the lack of available water and the cost of acquisition may make an otherwise viable project economically impossible to complete.  Although the work completed on the Sierra Mojada Project thus far indicates that an adequate supply of water can probably be developed in the area for an underground mining operation, we will need to complete an additional water exploration program to determine if there is sufficient water available for an open pit mining operation.

We may face a shortage of supplies and materials.

    The mineral industry has experienced from time to time shortages of certain supplies and materials necessary in the exploration for and evaluation of mineral deposits. The prices at which such supplies and materials are available have also greatly increased. Our planned operations could be subject to delays due to such shortages and further price escalations could increase our costs for such supplies and materials. Our experience and that of others in the industry is that suppliers are often unable to meet contractual obligations for supplies, equipment, materials, and services, and that alternate sources of supply do not exist.

Competition for outside engineers and consultants is fierce.

    We are heavily dependent upon outside engineers and other professionals to complete work on our exploration projects. The mining industry has experienced significant growth over the last several years and as a result, many engineering and consulting firms have experienced a shortage of qualified engineering personnel. We closely monitor our outside consultants through regular meetings and review of resource allocations and project milestones. However, the lack of qualified personnel combined with increased mining projects could result in delays in completing work on our exploration projects or result in higher costs to keep personnel focused on our project.

Our non-operating properties are subject to various hazards.

    We are subject to risks and hazards, including environmental hazards, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or future production facilities, personal injury or death, environmental damage, delays in our exploration activities, asset write-downs, monetary losses and possible legal liability. We may not be insured against all losses or liabilities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or other reasons. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our activities. The realization of any significant liabilities in connection with our activities as described above could negatively affect our activities and the price of our common stock.

We need and rely upon key personnel.

    Presently, we employ a limited number of full-time employees, utilize outside consultants, and in large part rely on the personal efforts of our officers and directors. Our success will depend, in part, upon the ability to attract and retain qualified employees. We believe that we will be able to attract competent employees and consultants, but no assurance can be given that we will be successful in this regard. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected. Competition for these professionals is extremely intense.

RISKS RELATING TO OUR COMMON STOCK:

No dividends are anticipated.

    At the present time we do not anticipate paying dividends, cash or otherwise, on our common stock in the foreseeable future. Future dividends will depend on our earnings, if any, our financial requirements and other factors. There can be no assurance that we will pay dividends.

Our stock price can be extremely volatile.

Our common stock is listed on the TSX and NYSE Amex. The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments, results and progress of our exploration activities at the Sierra Mojada Project and in Gabon, progress reports on our feasibility study, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. These fluctuations could be in response to:

•	volatility in metal prices;

•	political developments in the foreign countries in which our properties, or properties for which we perform services, are located; and

•	news reports relating to trends in our industry or general economic conditions.

These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain market prices at or near the offering price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Further equity financings may lead to the dilution of our common stock.

In order to finance future operations, we may raise funds through the issuance of common stock or the issuance of debt instruments or other securities convertible into common stock. We cannot predict the size of future issuances of common stock or the size and terms of future issuances of debt instruments or other securities convertible into common stock or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective security holders.

USE OF PROCEEDS

    We estimate that the net proceeds we will receive from this offering will be approximately $7,475,000, after deducting estimated offering expenses of approximately $50,000.  The shares are being sold directly by us without a placement agent or underwriter.  Therefore, no placement agent or underwriter fees or commissions are being paid with respect to this offering.  We expect that the net proceeds will be used for the following purposes: (1) approximately $5,300,000 for drilling, metallurgy, and other geological work at the Sierra Mojada project; (2) approximately $1,300,000 for payments required pursuant to option agreements for certain concessions at the Sierra Mojada project; and (3) approximately $875,000 for general corporate purposes.

DETERMINATION OF THE OFFERING PRICE

    We determined the offering price of the common shares offered in this offering.  We considered the following factors in determining the offering price of the common shares in this offering:

•	the market price of our common shares;

•	our history and our prospects;

•	the industry in which we operate;

•	our past and present activities; and

•	the general condition of the securities markets at the time of this offering.

    The offering price stated on the cover page of this prospectus supplement should not be considered an indication of the actual value of the common shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the common shares can be resold at or above the offering price.

PRICE RANGE OF SHARES OF COMMON STOCK

    The offering price for the common stock in this offering is $0.50 per share. Our common stock is traded on the NYSE Amex under the symbol “SVBL” and on the TSX under the symbol “SVB”. As of November 29, 2011, 115,110,157 shares of common stock were outstanding and we had 199 shareholders of record. On November 29, 2011, the closing price per share was $0.52 on the NYSE Amex and Cdn$0.54 on the TSX ($0.52 as converted into U.S. dollars).

    The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our common stock traded on the respective exchanges.

	NYSE Amex (SVBL)		Toronto Stock Exchange (SVB) (1)
	High	Low	High	Low
	($)		(Cdn$)
2012
First Quarter (through November 29, 2011)	$0.67	$0.49	$0.70	$0.53
2011
First Quarter (January 31, 2011)	$1.32	$0.61	$1.27	$0.78
Second Quarter (April 30, 2011)	1.35	0.93	1.33	0.88
Third Quarter (July 31, 2011)	0.95	0.58	0.98	0.58
Fourth Quarter (October 31, 2011)	0.75	0.55	0.75	0.57
2010
First Quarter	$0.95	$0.52
Second Quarter	1.59	0.62
Third Quarter	1.02	0.52
Fourth Quarter	0.85	0.57
2009
First Quarter	$0.51	$0.20
Second Quarter	0.37	0.11
Third Quarter	0.33	0.18
Fourth Quarter	0.74	0.27

(1) Silver Bull began trading on the Toronto Stock Exchange on August 26, 2010. Share price information for the Toronto Stock Exchange prior to November 11, 2010 is unavailable.

DILUTION

    Purchasers of our common stock offered by this prospectus supplement and the accompanying prospectus will experience an immediate dilution in the net tangible book value of their common stock from the public offering price. The net tangible book value of our common stock as of July 31, 2011 was $18,979,830, or $0.165 per share. Net tangible book value per share of our common stock is equal to our net tangible assets (tangible assets less total liabilities) divided by the number of shares of our common stock issued and outstanding as of July 31, 2011.

    Dilution per share represents the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after giving effect to this offering. After reflecting the sale of 15,050,000 shares of our common stock offered by us at the public offering price of $0.50 per share, less estimated offering expenses of approximately $50,000, our adjusted net tangible book value per share of our common stock at July 31, 2011 would have been $26,454,830, or $0.203 per share. This change represents an immediate increase in net tangible book value per share of our common stock of $0.038 per share to existing shareholders and an immediate dilution of $0.297 per share to new investors purchasing shares of our common stock pursuant to this offering. The following table illustrates this per-share dilution:

Public offering price per share		$0.50

Net tangible book value per share as of July 31, 2011	$0.165
Increase per share attributable to existing investors	$0.038

Adjusted net tangible book value per share as of July 31, 2011		$0.203

Dilution per share to new investors		$0.297

THE COMPANY
Overview

Silver Bull Resources, Inc., formerly known as Metalline Mining Company, is an exploration stage company, formed under the laws of the state of Nevada, and is engaged in the mineral exploration business in Mexico and Gabon, Africa. We currently own or control several concessions, which are located in the municipality of Sierra Mojada, Coahuila, Mexico (the “Sierra Mojada Project”). Our primary objective is to define sufficient mineral reserves on the Sierra Mojada Project to justify the development of a mechanized mining operation. We conduct our operations in Mexico through our wholly owned Mexican subsidiaries, Minera Metalin S.A. de C.V. and Contratistas de Sierra Mojada S.A. de C.V. Although we have been exploring certain mineral properties, to date we have not established any reserves, we remain in the exploration state, and we may never enter the development or production stage.

On April 16, 2010, we completed a merger transaction with Dome Ventures Corporation (“Dome”), whereby Dome became a wholly owned subsidiary of Silver Bull. Dome holds three exploration licenses in Gabon, Africa that cover approximately 6,000 square kilometers, and it has entered into a joint venture agreement with a subsidiary of AngloGold Ashanti Limited (“AngloGold”) on two of these licenses, Ndjole and Mevang. Dome also entered into a second joint venture agreement on the Ogooue license held by AngloGold. We are currently looking for joint venture partners for Dome’s third license, the Mitzic license, which we believe has iron ore potential. Operations in Gabon are conducted by Dome’s subsidiaries Dome Ventures SARL Gabon and African Resources SARL Gabon.

We have generated no revenue. We have used significant funds in our operations, and expect this trend to continue for the foreseeable future. There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.

Our principal offices are located at 885 West Georgia Street, Suite 2200, Vancouver, BC, Canada V6C 3E8, and our telephone number is 604-687-5800. We are a Nevada corporation.

Sierra Mojada Project

Since 1997, we have been exploring the Sierra Mojada concessions to identify available mineral deposits. We have focused our exploration efforts on two primary mineral types: the Silver Polymetallic Mineralization just north of the Sierra Mojada fault and the Oxide Zinc Mineralization located south of the Sierra Mojada fault. We have conducted various exploration activities at the Sierra Mojada Project. However, we remain in the exploration stage, may never enter into the development stage, and have not established any reserves.

Mineralized Material Estimate

On November 25, 2011, SRK Consulting (Canada) Inc. (“SRK”) delivered a technical report on the silver mineralization in the “Shallow Silver Zone” of the Sierra Mojada Project in Coahuila, Mexico in accordance with the Canadian Securities Administrators’ National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).  At an economic cutoff grade of 15 grams/tonne of silver for mineralized material possibly accessible by open pit mining and 70 grams/tonne of silver for mineralized material possibly amendable to underground mining, the Report indicates mineralized material of 28.564 million tonnes at an average silver grade of 50.4 grams/tonne for the silver Whittle pit and 0.282 million tonnes at an average silver grade of 110.9 grams/tonne for the underground workings.

“Mineralized material” as used in this prospectus supplement, although permissible under SEC’s Guide 7, does not indicate “reserves” by SEC standards. The Company cannot be certain that any part of the Sierra Mojada Project will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves.” Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Title and Ownership Rights

The Sierra Mojada project is comprised of 40 mining concessions consisting of 21,167 hectares (about 52,305 acres).  This includes 11 concessions which we purchased, 17 concessions which were granted by the Mexican government and 12 concessions that are subject to option agreements which require further payments from us, as described below.  Our concessions are without known reserves and the project is exploratory in nature.

Twelve of the concessions in the Sierra Mojada project are subject to options to purchase from existing third party concession owners.  The agreements are considered option purchase agreements and give us the option, but not the obligation, to acquire the concessions at established prices.  Pursuant to the option purchase agreements, we are required to make certain payments on a semi-annual or annual basis over the terms of these contracts.  The payments required to obtain full ownership of these concessions are set forth in the table below:

Olympia (1 concession)

Payment Date	Payment Amount
February 2012	MXN $200,000
August 2012	MXN $250,000
February 2013	MXN $470,000
August 2013	MXN $1,000,000

Nuevo Dulces Nombres (Centenario) and Yolanda III (2 concessions)

Payment Date	Payment Amount(1)
Anticipated Second Quarter 2012(2)	US $480,000
Beginning 24 months after the initial payment date and ending 48 months after the initial payment date	US $20,000 per month

(1)          48 months after the initial payment date, we have the option of acquiring Nuevo Dulces Nombres (100% interest) for US $4 million and Yolanda III (100% interest) for US $2 million.

(2)          Initial payment is expected to be paid in the second quarter of the 2012 fiscal year.

Fortaleza and Ampl. A Fortaleza (2 concessions)

Payment Date	Payment Amount(1)
February 2012	US $75,000
August 2012	US $75,000
February 2013	US $75,000
August 2013	US $75,000
February 2014	US $125,000
August 2014	US $150,000
February 2015	US $175,000
August 2015	US $200,000
February 2016	US $300,000

(1)          In August 2016, we have the option of acquiring Fortaleza and Ampl. A Fortaleza (100% interest) for US $2.675 million.

Poder de Dios, Anexas a Poder de Dios, and Ampliacion a Poder de Dios (3 concessions)

Payment Date	Payment Amount	Option Purchase Price(1)
April 2012	US $200,000	US $4 million
October 2012	US $300,000	US $4 million
April 2013	US $300,000	US $5 million
October 2013	US $300,000	US $5 million
April 2014	US $300,000	US $6 million
October 2014	US $300,000	US $6 million
April 2015(2)	US $300,000	US $7 million

(1)          Payments shown in the second column are required to maintain the option. Payments shown in the third column reflect the purchase price at that point in time for the acquisition of 100% of the concessions. Upon payment of the option purchase price, no subsequent payments are required.

(2)          After April 2015, we must pay $300,000 every 6 months in order to maintain the option-purchase agreement. During this period, we have the option of acquiring Poder de Dios, Anexas a Poder de Dios, and Ampliacion a Poder de Dios (100% interest) for US $7 million.

Veta Rica o La Inglesa (1 concession)

Payment Date	Payment Amount
April 2012	US $200,000
April 2013	US $300,000
April 2014	US $300,000

La Perla, La India, and La India Dos (3 concessions)

Payment Date	Payment Amount	Option Purchase Price(1)
April 2012	US $300,000	US $3 million
April 2013	US $400,000	US $4 million
April 2014	US $500,000	US $5 million

(1)          Payments shown in the second column are required to maintain the option. Payments shown in the third column reflect the purchase price at that point in time for the acquisition of 100% of the concessions. Upon payment of the option purchase price, no subsequent payments are required.

Gabon Licenses and Interests

Through our wholly-owned subsidiary, Dome, we own three exploration licenses (Ndjole, Mevang, and Mitzic) each covering approximately 2,000 square kilometers in Gabon, Africa. These concessions are without known reserves and the project is exploratory in nature. In addition, Dome has applied for a manganese exploration license covering 1,514 square kilometers known as the Lambanene Property.

Two of Dome’s licenses, Ndjole and Mevang, are currently being explored pursuant to a joint venture agreement with AngloGold. AngloGold is the project manager for the Ndjole and Mevang Joint Venture. We are currently looking for joint venture partners for Dome’s third license, the Mitzic license, which we believe has iron ore potential.

PRINCIPAL STOCKHOLDERS

The following table shows the amount of our common stock beneficially owned as of November 29, 2011, and as adjusted to reflect the shares of common stock offered hereby, by those who were known by us to beneficially own more than 5% of our common stock, by our directors and executive officers individually and by our directors and executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares of common stock listed. Percentage computations are based on 115,110,157 shares of our common stock outstanding as of November 29, 2011. As of November 29, 2011, there were 199 record holders of our common stock.

	Beneficial Ownership as of November 29, 2011		Beneficial Ownership Immediately after the Consummation of this Offering
Directors, Executive Officers and 5% Shareholders of Silver Bull(1)	Number	Percentage (%)	Shares of Common Stock Acquired in this Offering	Number	Percentage (%)
Lazarus Management Company LLC(2)	12,375,647	10.7	-	12,375,647	9.5
Coeur d’ Alene Mines Corporation(3)	7,353,000	6.4	10,000,000	17,353,000	13.3
John C. Barrett(4)	6,774,000	5.9	-	6,774,000	5.2
Sprott Asset Management LP(5)	5,912,185	5.1	-	5,912,185	4.5
Brian Edgar(6)	5,369,952	4.6	660,000	6,029,952	4.6
Duncan Hsia(7)	1,523,550	1.3	-	1,523,550	1.2
Timothy Barry(8)	1,204,667	1.0	200,000	1,404,667	1.1
Murray Hitzman(9)	236,820	*	-	236,820	*
Nicole Adshead-Bell(10)	100,000	*	60,000	160,000	*
Jason Cunliffe(11)	133,333	*	150,000	283,333	*
Sean Fallis(12)	116,667	*	20,000	136,667	*
Daniel Kunz(13)	100,000	*	25,000	125,000	*
Directors and Executive Officers as agroup (8 persons)	8,784,989	7.5	1,115,000	9,899,989	7.5
_________________________

*	The percentage of common stock beneficially owned is less than 1%.

(1)	The address of these persons, unless otherwise noted, is c/o Silver Bull Resources, Inc. 885 West Georgia Street, Suite 2200, Vancouver, BC, Canada V6C 3E8.

(2)
This information is based on a Schedule 13G/A filed on October 7, 2011 by Lazarus Management Company LLC and Lazarus Investment Partners LLLP (“Lazarus”). Lazarus beneficially owns 12,229,647 shares of our common stock and warrants to purchase 146,000 shares of common stock. Lazarus lists the address of its principal offices as 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

(3)
This information is based on a Schedule 13G filed on June 3, 2011 by Coeur d’ Alene Mines Corporation (“Coeur”). Coeur lists the address of its principal offices at P.O. Box I, 505 Front Avenue, Coeur d’ Alene, Idaho 83816

(4)	This information is based on a Schedule 13G/A filed on August 6, 2009 by John C. Barrett (“Barrett”). Barrett lists his address as 2436 N. Fed. Highway #366, Lighthouse Point, Florida 33064.

(5)
This information is based on a Schedule 13G/A filed on January 24, 2011 by Sprott Asset Management LP (“Sprott”). Sprott lists its address as Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario M5J 2J1.

(6)
Beneficial ownership prior to this offering consists of (i) 4,712,792 shares of common stock; (ii) 57,160 shares of common stock held by Edgar’s spouse; and (iii) vested options to acquire 600,000 shares of common stock.  Edgar’s spouse will acquire 60,000 shares of common stock in this offering, and Edgar will be deemed to have beneficial ownership over these shares.

(7)
Consists of (i) 647,550 shares of common stock held by Hsia; (ii) 300,000 shares of common stock held in trust by Hsia’s spouse; (iii) 370,000 shares of common stock held in trust for the benefit of Hsia’s children; (iv) 6,000 shares of common stock held by Hsia’s children; and (v) vested options to acquire 200,000 shares of common stock.

(8)	Beneficial ownership prior to this offering consists of 788,000 shares of common stock held directly and 416,667 stock options, all of which are vested.

(9)	Consists of 36,820 shares of common stock held directly and 200,000 stock options, all of which are vested.

(10)	Beneficial ownership prior to this offering consists of 100,000 stock options, all of which are vested.

(11)	Beneficial ownership prior to this offering consists of 133,333 stock options, all of which are vested.

(12)	Beneficial ownership prior to this offering consists of 116,667 stock options, all of which are vested.

(13)	Beneficial ownership prior to this offering consists of 100,000 stock options, all of which are vested.

DESCRIPTION OF COMMON STOCK

The following information describes our common stock and provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. This description is only a summary. You should also refer to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws that have been filed with the SEC.

Authorized Capital

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share. As of November 29, 2011, we had 115,110,157 shares of common stock issued and outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote per share, and all voting rights are vested in the holders of shares of our common stock. Holders of shares of common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends

Holders of our common stock will be entitled to receive dividends when, as and if declared by our board, out of funds legally available for their payment. At the present time, we do not anticipate paying dividends, cash or otherwise, on our common stock in the foreseeable future. Future dividends will depend on our earnings, if any, our financial requirements and other factors.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions.

No Preemptive or Similar Rights

Under Nevada law, a stockholder of a corporation does not have a preemptive right to acquire the corporation’s unissued shares unless there is a provision to the contrary in the articles of incorporation. Our Amended and Restated Articles of Incorporation do not provide our stockholders with any preemptive or similar rights.

Shareholder Rights Plan

On June 11, 2007, our board adopted a shareholder rights plan through the adoption of a Rights Agreement, which became effective immediately. In connection with the adoption of the Rights Agreement, the board declared a distribution of one Right for each outstanding share of our common stock, payable to shareholders of record at the close of business on June 22, 2007. In accordance with the Rights Agreement, one Right is attached to each share of our common stock issued since that date. Each Right is attached to the underlying common stock and will remain with the common stock if the stock is sold or transferred.

In certain circumstances, in the event that any person acquires beneficial ownership of 20% or more of the outstanding shares of our common stock, each holder of a Right, other than the acquirer, would be entitled to receive, upon payment of the purchase price, a number of shares of our common stock having a value equal to two times such purchase price. The Rights expire on June 11, 2017.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc. of 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Listing

Our common stock is traded on the NYSE Amex under the symbol “SVBL” and on the TSX under the symbol “SVB”. The listing of the shares pursuant to the offering on the NYSE Amex and the TSX is subject to fulfillment of all of the listing requirements of the NYSE Amex and TSX, respectively.

PLAN OF DISTRIBUTION

We are offering the shares of our common stock directly to one or more investors.  We will enter into subscription agreements directly with these investors in connection with this offering. This prospectus supplement will be distributed to the investors who agree to purchase our common stock, subject to the terms and conditions of the subscription agreements.

We currently anticipate that the closing of the sale of the shares being offered pursuant to this prospectus supplement will take place on or before December 9, 2011.  Investors will also be informed of the date and manner in which they must transmit the purchase price for their shares.  On the closing date, we will deliver the shares to the purchasers and we will receive funds in the amount of the aggregate purchase price.

As we are offering the shares of our common stock directly to one or move investors, no placement or underwriter fees or commissions will be due and payable in connection with the sale of shares in this offering. Our common stock is traded on the NYSE Amex under the symbol “SVBL” and on the TSX under the symbol “SVB”. The listing of our common stock on the NYSE Amex and the TSX is subject to the fulfillment of all of the listings requirements of the NYSE Amex and TSX.

The expenses directly related to this offering are estimated to be approximately $50,000, and will be paid by us. Expenses of this offering include legal and accounting fees, transfer agent fees, TSX and NYSE Amex listing fees and miscellaneous fees.  After deducting our estimated offering expenses, we expect the net proceeds from this offering will be approximately $7,475,000.

A copy of the form of the subscription agreement will be included in a Current Report on Form 8-K that we will file with the SEC and that will be incorporated by reference into this prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of shares of common stock purchased in this offering.

As used herein, “non-U.S. holders” are beneficial owners of shares of our common stock purchased in the offering, other than entities or arrangements treated as partnerships for U.S. federal income tax purposes (“Partnerships”), that are not U.S. holders. “U.S. holders” are beneficial owners of shares of our common stock that are (1) U.S. citizens or individuals who are residents of the United States for U.S. federal income tax purposes, (2) corporations (including entities treated as corporations for U.S. federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) an election is in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a Partnership is a beneficial owner of shares of our common stock purchased in this offering, the U.S. federal income tax treatment of a partner in the Partnership will generally depend upon the status of the partner and upon the activities of the Partnership. Partnerships and partners in Partnerships should consult their own tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of shares of our common stock.

This summary does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. For example, it does not deal with special classes of non-U.S. holders, such as banks, thrifts, real estate investment trusts, regulated investment companies, passive foreign investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors. This summary is limited to holders that hold our shares of common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment purposes). It does not discuss the tax consequences of the ownership of our common stock purchased in this offering and held as part of a hedge, straddle, conversion, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to (i) persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) stockholders or beneficiaries of a holder of such shares of common stock. Further, it does not include any description of any alternative minimum tax consequences, estate tax consequences, or the tax laws of any state or local government or of any foreign government that may be applicable to such shares of common stock. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, as amended (which we refer to herein as the “U.S.-Canada tax treaty”), and administrative and judicial decisions, all as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares of common stock.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, ESTATE, GIFT, TRANSFER AND ANY OTHER TAX CONSEQUENCES (INCLUDING ANY ASSOCIATED REPORTING REQUIREMENTS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY TREATIES ON THE FOREGOING OR OTHERWISE.

Our Common Stock

The rules governing U.S. federal income taxation of the acquisition, ownership and disposition by a non-U.S. holder of shares of our common stock are complex and no attempt is made herein to provide more than a summary of such rules.

Acquisition of Shares of our Common Stock

For U.S. federal income tax purposes, the initial tax basis in shares of our common stock will equal the U.S. dollar value of the cash paid for such shares, and the holding period for such shares will begin on the day after the purchase is completed.

Distributions

Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution with respect to your shares of our common stock exceeds our current and accumulated earnings and profits but does not exceed your adjusted tax basis of your shares of our common stock, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares of our common stock, and any remaining portion of such a distribution will constitute gain from the sale or exchange of the shares of our common stock, the treatment of which is described below under the section entitled “—Sale or Exchange of Shares of Common Stock.” Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30 percent, or such lower rate as may be specified by an applicable income tax treaty. U.S. withholding tax on dividends paid to an individual non-U.S. Holder who is a resident of Canada for purposes of the U.S.-Canada income tax treaty is generally reduced to 15 percent pursuant to the U.S.-Canada tax treaty. If a dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an applicable tax treaty requires, is also attributable to a United States permanent establishment maintained by such non-U.S. holder), the dividend will not be subject to U.S. withholding tax, provided certain certification requirements are satisfied (as described below). Instead, such dividends will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate non-U.S. holder under certain circumstances also may be subject to an additional branch profits tax equal to 30 percent, or such lower rate as may be specified by an applicable income tax treaty, on a portion of its effectively connected earnings and profits for the taxable year.

Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

To claim the benefit of a tax treaty or to claim exemption from withholding on the ground that income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed form, generally on Internal Revenue Service Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income, or such successor forms as the Internal Revenue Service designates, prior to the payment of a dividend. These forms must be periodically updated. Non-U.S. holders generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Exchange of Shares of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax and, in certain cases, withholding tax, on the sale, exchange or other disposition of shares of our common stock unless (1) the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and, if an applicable tax treaty so requires, is also attributable to a U.S. permanent establishment maintained by such non-U.S. holder), (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 or more days (as calculated for U.S. federal income tax purposes) during the taxable year of the disposition, and certain other conditions are satisfied, or (3) we are or have been a “United States real property holding corporation” (a “USRPHC”) as defined for U.S. federal income tax purposes.

Gains or losses (i.e., the difference, if any, between the amount realized on a disposition of our shares of common stock and the adjusted tax basis in such shares) realized on the disposition of our shares of common stock by a non-U.S. holder described in clause (1) above will generally be taxed as capital gains or losses, which will be long-term capital gains or losses if the holding period for such shares exceeds one year and short-term capital gains or losses otherwise. Under current law, such capital gains realized by an individual non-U.S. holder will be subject to a maximum U.S. federal income tax rate of 15 percent for long-term capital gains received in taxable years beginning on or before December 31, 2012 and 20 percent thereafter, and short-term capital gains will be subject to a maximum U.S. federal income tax rate of 35 percent for short-term capital gains received in taxable years beginning on or before December 31, 2012 and 39.6 percent thereafter.  The deductibility of capital losses is subject to limitations In addition, gain realized by a corporate non-U.S. holder described in clause (1) above may be subject to an additional branch profits tax on such effectively connected income at a 30 percent rate (or such lower rate as may be specified by an applicable income tax treaty).

 Net gains realized on the disposition of our shares of common stock by a non-U.S. holder described in clause (2) above (potentially reduced by certain U.S. capital losses of such non-U.S. holder) will generally be subject to a U.S. federal income tax of 30 percent.

With respect to clause (3) above, we will be a USRPHC if the fair market value of our “U.S. real property interests” equals or exceeds 50 percent of the fair market value of our real property and trade or business assets. We believe that we are not currently a USRPHC and do not expect to become a USRPHC in the foreseeable future.

Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

Information Reporting and Backup Withholding Tax

Information reporting and backup withholding (currently at a 28 percent rate for 2011 and 2012) may apply to dividends and the proceeds from the sale, exchange or other disposition of shares of our common stock. In certain circumstances, non-U.S. holders may avoid information reporting and backup withholding if they certify under penalties of perjury as to their status as non-U.S. holders or otherwise establish an exemption and certain other requirements are met. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the Internal Revenue Service.

Recently Enacted Legislation

Recently enacted legislation may impose withholding taxes on certain types of payments made to ‘‘foreign financial institutions’’ and certain other non-U.S. entities. The legislation applies to payments made after December 31, 2012.  The legislation generally will impose a 30 percent withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30 percent on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, an account holder may be eligible for refunds or credits of such taxes.

Other recently enacted legislation requires certain holders who are individuals, estates or trusts to pay up to a 3.8 percent unearned income Medicare contribution tax on, among other things, dividends and capital gains from the sale or other disposition of common stock for taxable years beginning after December 31, 2012. The validity of such legislation is the subject of a number of constitutional challenges, and will likely be decided by the U.S. Supreme Court.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A NON-U.S. HOLDER’S PARTICULAR SITUATION. NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF ANY CHANGES THEREIN.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K, as amended, for the fiscal year ended October 31, 2010 have been so incorporated in reliance on the report of Hein & Associates LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The estimates of our mineralized material with respect to the Sierra Mojada Project have been included or incorporated by reference in reliance upon the technical report prepared by SRK Consulting (Canada), Inc.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus supplement, and information filed with the SEC subsequent to this prospectus supplement and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Annual Report on Form 10-K, as amended, for the fiscal year ended October 31, 2010;

•
Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2011; Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2011; and Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011;

•
Current Reports on Form 8-K as filed with the SEC on February 17, 2011; March 3, 2011; April 12, 2011; April 19, 2011; April 26, 2011; August 10, 2011; October 31, 2011 and November 17, 2011 (amendment); and

•
Registration Statement on Form 10-SB filed with the SEC on October 15, 1999, registering our common stock under the Exchange Act, as amended by Form 8-A filed on November 2, 2006 and on November 8, 2006.

We also incorporate by reference all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus supplement is a part (including prior to the effectiveness of the registration statement) and prior to the termination of the offering. Any statement in a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus supplement or any other subsequently filed document that is incorporated by reference herein modifies or supersedes such statement.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits to such documents which are not specifically incorporated by reference therein. Requests should be directed to:

Silver Bull Resources, Inc.
885 West Georgia Street, Suite 2200
Vancouver, British Columbia, V6C 3E8
Attention: Chief Financial Officer
Telephone: 604-687-5800

Except as provided above, no other information, including information on our internet site, is incorporated by reference in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the related registration statement on Form S-3, as amended (“Form S-3”). We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. In addition, statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are not necessarily complete. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. See “Where You Can Find More Information” in the accompanying prospectus for information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy our Form S-3 registration statement and any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this prospectus.

We also file reports, statements or other information with the Alberta, British Columbia, and Ontario Securities Commissions. Copies of these documents that are filed through the System for Electronic Document Analysis and Retrieval, or “SEDAR,” of the Canadian Securities Administrators are available at its web site http://www.sedar.com.

SILVER BULL RESOURCES, INC.

$7,525,000
15,050,000 Common Shares
$0.50 per Common Share

P R O S P E C T U S    S U P P L E M E N T

December 1, 2011

Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-172789

BASE SHELF PROSPECTUS
DATED  JUNE 16, 2011
SILVER BULL RESOURCES, INC.
 __________________ SHARES OF COMMON STOCK

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process.  We will describe the specific terms and manner of offering of our shares of common stock by providing a prospectus supplement each time we offer and issue our securities.  The applicable prospectus supplement will provide information about the terms by which we are offering the shares, and may add, update or change other information contained in this prospectus.  This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and is listed on the NYSE Amex under the symbol "SVBL" and on the Toronto Stock Exchange under the symbol “SVB”.  The last reported sales price per share of our Common Stock as reported on June 7 , 2011 by the NYSE Amex was $0.74 and by the Toronto Stock Exchange was Cdn $0.72.

You should carefully read this prospectus and any applicable prospectus supplement before you invest. INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

The securities offered by this prospectus may be offered directly, through agents designated from time to time by us, or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities offered by this prospectus, their names and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 16, 2011.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
DOCUMENTS INCORPORATED BY REFERENCE	2
NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
RISK FACTORS	3
USE OF PROCEEDS	11
PLAN OF DISTRIBUTION	11
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	12

You should rely only on the information contained in this Prospectus or any accompanying supplemental Prospectus and the information specifically incorporated by reference.  We have not authorized anyone to provide you with different information or make any additional representations.  This is not an offer of these securities in any state or other jurisdiction where the offer in not permitted.  You should not assume that the information contained in or incorporated by reference into this Prospectus or any Prospectus supplement is accurate as of any date other than the date on the front of each such document.

iii

PROSPECTUS SUMMARY

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC.  By using a shelf registration statement, we may sell any amount of our securities described in this prospectus from time to time and in one or more offerings.  Each time we sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the terms of the offering.  Each prospectus supplement may also add, update or change information contained in this prospectus.  Before purchasing any securities, you should carefully read this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared by or on behalf of us, together with the documents we have incorporated by reference in this prospectus described under the heading “Incorporation of Certain Documents by Reference.”  You should also review the additional information described under the heading “Where You Can Find More Information.”

You should only rely on the information contained in or incorporated by reference into this prospectus and in any accompanying prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these shares in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared by or on behalf of us is accurate only as of the date of their respective covers.  Our business, financial condition, plan of operations and prospects may have subsequently changed.

SILVER BULL RESOURCES, INC.

Silver Bull Resources, Inc. (formerly known as Metalline Mining Company) (the “Company”) is an exploration stage company, formed under the laws of the state of Nevada on August 20, 1993, to engage in the business of mining.  The Company currently owns several concessions, which are located in the municipality of Sierra Mojada, Coahuila, Mexico (the “Property”).  The Company’s primary objective is to define sufficient mineral reserves on the Property to justify the development of a mechanized mining operation (the “Project”).  The Company conducts its operations in Mexico through its wholly owned Mexican subsidiaries, Minera Metalin S.A. de C.V. (“Minera”) and Contratistas de Sierra Mojada S.A. de C.V. (“Contratistas”).  Although the Company has been exploring certain mineral properties to date it has not established any reserves, remains in the exploration state, and may never enter the development or production stage.

On April 16, 2010, the Company completed a merger transaction with Dome Ventures Corporation (“Dome”), whereby Dome became a wholly owned subsidiary of the Company (the “Merger Transaction”).  Dome holds three exploration licenses in Gabon, West Africa that cover approximately 6,000 square kilometers and recently entered into a joint venture agreement with AngloGold Ashanti Limited (“AngloGold”) on two of its licenses, Ndjole and Mevang. Dome also entered into a second joint venture agreement on the Ogooue license held by AngloGold.  Dome’s third license, the Mitzic license, has iron ore potential and the Company is currently looking for joint venture partners for this license.  Operations in Gabon are conducted by Dome’s subsidiaries Dome Ventures SARL Gabon and African Resources SARL Gabon.

We have generated no revenue.  We have used significant funds in operations, and expect this trend to continue for the foreseeable future.  At October 31, 2010 there was stockholders' equity and working capital of $39,526,021 and $9,071,821, respectively as of April 30, 2011 there was stockholders’ equity and working capital of $37,884,917 and $4,601,276 respectively.  There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.

Our principal offices are located at 885 West Georgia Street, Suite 2200, Vancouver, BC, Canada V6C 3E8, and our telephone number is (604) 687-5800.  We are a Nevada corporation.

Documents Incorporated By Reference

The SEC allows us to “incorporate by reference” the information in documents we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information.  These documents provide a significant amount of information about us.  We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (filed January 14, 2011), and as amended by Amendment No. 1 (filed May 20, 2011).
•	Our Quarterly Report on Form 10-Q for the quarter ended January 31, 2011 (filed March 10, 2011).
•	Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2011 (filed June 6, 2011)
•	Our Current Reports on Form 8-K, as amended, reporting events of (filing date in parentheses):
February 14, 2011 (filed February 17, 2011)
February 25, 2011 (filed March 3, 2011)
April 6, 2011 (filed April 12, 2011)
April 13, 2011 (filed April 19, 2011)
April 20, 2011 (filed April 26, 2011)
•	Our Definitive Proxy Statement on Schedule 14A for our annual meeting of shareholders held on April 20, 2011 (filed March 10, 2011).
•
Our Registration Statement on Form 10-SB filed October 15, 1999, registering our Common Stock under the Securities Act of 1934, as amended by Form 8-A filed on November 2, 2006 and on November 8, 2006.

SILVER BULL RESOURCES, INC.
885 West Georgia Street, Suite 2200
Vancouver, BC
Canada V6C 3E8
(604) 687-5800

Where You Can Find More Information

The documents described above are available electronically in the EDGAR database on the web site maintained by the SEC.  You can find this information at http://www.sec.gov.  You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Note of Caution Regarding Forward-Looking Statements

This prospectus includes certain statements that may be deemed to be “forward-looking statements.” All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that our management expects, believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements include discussion of such matters as:

•	The amount and nature of future capital, development and exploration expenditures;

•	The timing of exploration activities; and

•	Business strategies and development of our business plan.

Forward-looking statements also typically include words such as “anticipate”, “estimate”, “expect”, “potential”, “could” or similar words suggesting future outcomes. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including such factors as the volatility and level of silver and zinc prices, currency exchange rate fluctuations, uncertainties in cash flow, expected acquisition benefits, exploration mining and operating risks, competition, litigation, environmental matters, the potential impact of government regulations, and other matters discussed under the caption “Risk Factors,” many of which are beyond our control. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements.  The risks and uncertainties set forth above are not exhaustive. Readers should refer to our annual report on Form 10-K, as amended and other documents incorporated by reference in this prospectus, which are available at www.sedar.com and at www.sec.gov for a detailed discussion of these risks and uncertainties.

The Company is under no duty to update any of these forward-looking statements after the date of this prospectus. You should not place undue reliance on these forward-looking statements.

RISK FACTORS

Our securities are highly speculative and involve a high degree of risk, including among other items the risk factors described below.

RISKS RELATED TO OUR BUSINESS:

Exploration Stage Mining Company with No History of Operation

The Company is in its exploration stage, has very limited operating history, and is subject to all the risks inherent in a new business enterprise. For example, to date we have had no revenues and have relied upon equity financing to fund our operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication, and delays frequently encountered in connection with an exploration stage business, and the competitive and regulatory environment in which the Company will operate, such as under-capitalization, personnel limitations, and limited revenue sources.

No Commercially Mineable Ore Body; Resources and Reserves

No commercially mineable ore body has been delineated on the Company’s properties, nor have any reserves been identified. The Company is an exploration stage company and does not currently have any known reserves and cannot be expected to have reserves unless and until a feasibility study is completed for the Sierra Mojada concessions that show proven and probable reserves. There can be no assurance that the Company’s concessions will ever contain reserves and investors may lose their entire investment in the Company.

Mineral Resource Estimates May not be Reliable.

There are numerous uncertainties inherent in estimating quantities of mineral resources such as silver, zinc, lead, and copper, including many factors beyond our control, and no assurance can be given that the recovery of mineral resources will be realized. In general, estimates of recoverable mineral resources are based upon a number of factors and assumptions made as of the date on which the resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties and the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of resources are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the recoverable mineral resources, the classification of such resources based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. As such, there is significant uncertainty in any mineral resource estimate and actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. No estimates of commerciality or recoverable mineral resources can be made at this time, if ever.

Our Business Plan is Highly Speculative and its Success Largely Depends on the Successful Exploration of our Sierra Mojada Concessions

Although the Company holds exploration licenses in Gabon, Africa, our business plan is focused primarily on exploring the Company’s Sierra Mojada concessions and to identify reserves, and if appropriate ultimately develop the properties as described in the report.  Further, the Company has not established any reserves as its Sierra Mojada project, remains in the exploration state, and may never enter the development or production stage.  Ultimately, exploitation of mineralization and determining whether the mineralization might be extracted profitably is highly speculative and it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ore and, in the case of new properties, to construct mining and processing facilities.  The Sierra Mojada Project is subject to all of the risks inherent in mineral exploration and development (as described in more detail below), operation and revenue uncertainties, market sizes, profitability, market demand, and commodity price fluctuations.  Further, the economic feasibility of any mineral exploration and/or development project is based upon, among other things, estimates of the size and grade of reserves, proximity to infrastructures and other resources (such as water and power), production rates, capital and operating costs, and metals prices.  Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and the ability to raise further capital to fund activities.  There can be no assurance that we will be successful in overcoming these risks.

Due to Our History of Operating Losses, We are Uncertain That We Will Be Able to Maintain Sufficient Cash to Accomplish Our Business Objectives

During the fiscal years ended October 31, 2010 and 2009 we suffered net losses of $9,405,490 and $4,724,110 respectively. At October 31, 2010 there was stockholders’ equity of $39,526,021 and working capital of $9,071,821.  There is no assurance that we can generate net income, generate revenues or successfully explore and exploit our properties.

Significant amounts of capital will be required to continue to explore and potentially develop the Sierra Mojada concessions.  The Company is not engaged in any revenue producing activities and does not expect to do so in the near future.  Currently the Company’s sources of funding consist of the sale of additional equity securities, entering into joint venture agreements or selling a portion of our interests in our assets. There is no assurance that any additional capital that the Company will require will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration and development of our projects. Additionally financing, if available, will likely result in substantial dilution to existing stockholders.

Capital Requirements and Liquidity; Need for Subsequent Funding

Company management and our board of directors monitor our overall costs and expenses and, if necessary, adjust Company programs and planned expenditures in an attempt to ensure we have sufficient operating capital. We continue to evaluate our costs and planned expenditures for our on-going exploration project at our Sierra Mojada mining concessions.  Although the Company raised in excess of $3,000,000 during its 2010 fiscal year, and the Merger Transaction resulted in the Company’s cash and cash equivalent assets increasing by approximately $14,580,000, the continued exploration and development of the Sierra Mojada project will require significant amounts of additional capital.  Additionally, once AngloGold funds its exploration commitment under the joint venture agreements, the Company may require additional capital to further its interests in Gabon.  As a result the Company may need to explore raising additional capital during fiscal 2011 so that it can continue to fully fund its planned operations.  The weak US and global economies combined with instability in global financial and capital markets have impacted the availability of funding.  If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all. Equity financing, if available, may result in substantial dilution to existing stockholders.  If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and results of operations will be adversely impacted.

Disruptions in the Global Financial and Capital Markets May Impact Our Ability to Obtain Financing.

The global financial and capital markets have experienced on-going volatility and disruption.  Although we expect to meet our near term liquidity needs with our working capital on hand, we will continue to need further funding to achieve our business objectives.  In the past, the issuance of equity securities has been the major source of capital and liquidity for us.  The extraordinary conditions in the global financial and capital markets have currently limited the availability of this funding.  If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all.  If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and results of operations will be adversely impacted.

Our Exploration Activities Require Significant Amounts of Capital that May Not Be Recovered.

Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts, as well as operating and other costs. The cost of minerals exploration is often uncertain and cost overruns are common. Our drilling and exploration operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

The Company Primarily Relies on a Third Party to Fund the Exploration of its Interests in Gabon Africa

In October 2009 Dome (which became a Company wholly owned subsidiary in April 2010) entered into two joint venture agreements with AngloGold with respect to the exploration of its Ndjole and Mevang exploration licenses in Gabon Africa. Additionally, Dome entered into a separate joint venture agreement with respect to a license held by a third party - the Ogooue license. Prior to Dome entering into the joint venture agreement with respect to its license, Dome was not engaged in active exploration operations with respect to its Gabon licenses.  The terms of the joint venture agreements require AngloGold to fund the initial (and current) exploration costs of two of the Company’s exploration licenses.  Should AngloGold elect not to fund the exploration commitments under the joint venture agreements, 100% interest in the licenses shall revert to Dome and the joint venture will cease.  Accordingly, the Company may have to temporarily (or permanently) scale back exploration of its Gabon licenses and/or attempt to identify another third party to fund the exploration efforts.  Alternatively, the Company could suspend altogether its exploration activities in Gabon.

Risks Inherent in the Minerals Exploration Industry

The Company is subject to all of the risks inherent in the minerals exploration industry including, without limitation, the following:

•	competition from a large number of companies, many of which are significantly larger than the Company, in the acquisition, exploration, and development of mining properties;

•	the Company might not be able raise enough money to pay the fees, taxes and perform labor necessary to maintain its concessions in good force;

•
exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, our exploration projects may not result in the discovery of commercially mineable deposits of ore;

•
the probability of an individual prospect ever having reserves that meet the requirements of Securities Act Industry Guide 7 is extremely remote, or the properties may not contain any reserves, and any funds spent on exploration may be lost;

•
our operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls and the Company may not be able to comply with these regulations and controls; and

•	a large number of factors beyond the control of the Company, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining.

Our results of operations and financial condition could be adversely affected by changes in currency exchange rates.

Our results of operations and financial condition are affected in part by currency exchange rates portions of our operating costs in Mexico and Gabon are denominated in the local currency. A weakening U.S. Dollar will have the effect of increasing operating costs while a strengthening U.S. Dollar will have the effect of reducing operating costs. The Gabon local currency is tied to the Euro. The exchange rate between the Euro and the U.S. dollar has fluctuated widely in response to international political conditions, general economic conditions and other factors beyond our control.

THE BUSINESS OF MINERAL EXPLORATION IS SUBJECT TO MANY RISKS:

Fluctuating Price for Metals

The Company’s operations will be greatly influenced by the prices of commodities, including silver, zinc, lead, copper, and other metals.  These prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including interest rates, expectations for inflation, speculation, currency values, in particular the strength of the United States dollar, global and regional demand, political and economic conditions and production costs in major metal producing regions of the world.

Maintaining Mining Concessions in Mexico Imposes Various Obligations on the Company

The Company holds mining concessions in Mexico.  The Company holds title to the concessions that it owns subject to its obligation to maintain the concessions by conducting work on the concessions, recording evidence of the work with the Mexican Ministry of Mines and paying a semi-annual fee to the Mexican government. Ownership of the concessions provides the Company with exclusive exploration and exploitation rights of all minerals located on the concessions, but does not include the surface rights to the real property.  Therefore, the Company will need to negotiate the necessary agreements, as needed, with the appropriate surface landowners if the Company determines that a mining operation is feasible for the concessions. The Company currently anticipates that it will build mining infrastructure needed on land in part owned by the Company and in part owned by the local municipality. The municipality officials indicate that they are willing to negotiate the necessary agreements, but there can be no assurance that an agreement that is satisfactory to the Company will be reached.

Title to Our Mineral Properties May be Challenged

We attempt to confirm the validity of its rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. We annually check the official land records in Mexico City to determine if there are annotations indicating the existence of a legal challenge against the validity of any of our concessions. As of October 2010, there were no such annotations, nor are we aware of any challenges from the government or from third parties.

Risks Inherent With Foreign Operations

The Company’s operations are currently conducted primarily in Mexico and it also holds interests in Gabon, and as such the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression,  extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls and governmental regulations that favor or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico and/or Gabon may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of the Company. In addition, legislation in the United States regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition, results of operations and cash flows.  In management’s judgment, these risks are much less than the equivalent risks would be for a project of a similar nature conducted in the United States.

Environmental Controls

Compliance with statutory environmental quality requirements may necessitate significant capital outlays, may materially affect the earning power of the Company, or may cause material changes in the Company’s intended activities.  Our exploration operations at the Sierra Mojada Project and in Gabon require compliance with local and federal regulations. No assurance can be given that environmental standards imposed by either federal or state governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company.  In addition, if we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

Availability of Water

Water is essential in all phases of the exploration and development of mineral properties.  It is used in such processes as exploration, drilling, leaching, placer mining, dredging, testing, and hydraulic mining.  Mining and ore processing requires large volumes of water.  Both the lack of available water and the cost of acquisition may make an otherwise viable project economically impossible to complete.  Although work completed thus far indicates that an adequate supply of water can probably be developed in the area for an underground mining operation, the Company will need to complete an additional water exploration program to determine if there is sufficient water available for an open pit mining operation.

Shortages of Supplies and Materials

The mineral industry has experienced from time to time shortages of certain supplies and materials necessary in the exploration for and evaluation of mineral deposits.  The prices at which such supplies and materials are available have also greatly increased.  Our planned operations would likely be subject to delays due to such shortages and that further price escalations will increase the Company’s costs of such supplies and materials.  Experience of the Company and of others in the industry is that suppliers are often unable to meet contractual obligations for supplies, equipment, materials, and services, and that alternate sources of supply do not exist.

Availability of Outside Engineers and Consultants

The Company is heavily dependent upon outside engineers and other professionals to complete work on its exploration projects.  The mining industry has experienced significant growth over the last several years and as a result, many engineering and consulting firms have experienced a shortage of qualified engineering personnel.  The Company closely monitors its outside consultants through regular meetings and review of resource allocations and project milestones.  However, the lack of qualified personnel combined with increased mining projects could result in delays in completing work on our exploration projects or result in higher costs to keep personnel focused on our project.

Operational Hazards; Uninsured Risks

The Company is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions.  These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability.  The Company may not be insured against all losses or liabilities, which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.  Although the Company maintains insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation.  The realization of any significant liabilities in connection with our mining activities as described above could negatively affect our results of operations and the price of our common stock.

Need for Additional Key Personnel; Reliance on Officers and Directors

At the present, the Company employs a limited number of full-time employees and utilizes outside consultants in the United States, and in large part relies in large part on the personal efforts of its officers and directors. The success of the Company’s proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected.

 Recent Changes in Our Senior Management May Result in a Disruption of Operations or Have Adverse Impacts on our Business.

Since April 2010, the Company has significantly reorganized its management team.  In July 2010, Merlin Bingham ceased serving as the Company’s President and Chief Executive Officer and soon thereafter Roger Kolvoord ceased serving as the Company’s Executive Vice President.  During 2010, Messrs. Bingham and Kolvoord ceased serving as directors.  Messrs. Bingham and Kolvoord had been actively involved in the Company and its operations for fourteen and eight years respectively.  Mr. Gregory Hahn, a former member of the Company’s Board of Directors, served as the Company’s Interim President and Chief Executive Officer from July 2010 through February 2011.  In late February/early March the Company appointed Tim Barry as President and CEO, as well as a member of the Board and soon thereafter appointed Sean Fallis as the Company’s new Chief Financial Officer.

Additionally, from September 2010 until his appointment as President and CEO, Tim Barry served as the Company’s Vice President of Operations working on site at the Sierra Mojada Project.   The Company recently appointed a Country Manager to replace him in that role.

Finally, the slate of directors elected at the annual meeting of shareholders held April 20, 2011 included three persons who were either recently appointed to the board or became new members of the board as a result of the meeting; and at the conclusion of that meeting three longstanding directors (Greg Hahn, Robert Kramer and Wes Pomeroy) ceased serving as directors.

The departure of these officers and the introduction of new officers and directors to fill their positions may disrupt our operations and adversely effect our business operations and planned activities.

RISKS RELATING TO OUR COMMON STOCK:

No Dividends Anticipated

At the present time the Company does not anticipate paying dividends, cash or otherwise, on its common stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. There can be no assurance that the Company will pay dividends.

Our Stock Price Can Be Extremely Volatile

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments and drill results, progress reports on our feasibility study, the metals markets in general, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our common stock.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the shares under this prospectus largely to fund the Company’s 2011 drilling program at its Sierra Mojada project as well as for general corporate purposes, and funding for our Gabon project.  Specific allocations of the proceeds for such purposes have not been made at this time.

PLAN OF DISTRIBUTION

We may sell these shares offered under this prospectus through agents, through underwriters or dealers, or directly to one or more purchasers.

Underwriters, dealers, and agents that participate in the distribution of these shares may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of these shares by them may be treated as underwriting discounts and commissions under the Securities Act.  Any underwriters or agents will be identified and their compensation, including any underwriting discount or commission, will be described in the applicable prospectus supplement.  The prospectus supplement will also describe other terms of the offering, including the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which these securities may be listed.

The distribution of these securities may occur from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Nevada law.  Nevada law provides that a Nevada corporation may indemnify, and our Bylaws provide that the corporation shall indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding, if the person (a) is not liable pursuant to NRS § 78.138 or (b) acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation.  NRS § 78.138 and the Bylaws provide that a director of the Company shall not be personally liable to the Company or its stockholders or creditors for damages resulting from any action or failure to act in his or her capacity as a director or officer, if his or her act or omission did not constitute a breach of his or her fiduciary duties and did not involve intentional misconduct, fraud or a knowing violation of law.  Nevada law provides that, to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of an action, suit or proceeding, the Company shall indemnify such person against expenses incurred in connection with the defense.  Our Bylaws provide that any repeal or amendment of a person’s rights to indemnification shall be prospective only, and a director shall not be liable to the Company or its stockholders or creditors to such further extent as permitted by any law enacted after adoption of the Bylaws, including, without limitation, any subsequent amendment to Nevada corporate law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.